AMENDMENT TO THE MARKETING, ADMINISTRATION, BOOKKEEPING

AND PRICING SERVICES AGREEMENT

This Amendment (“Amendment”) is made as of October 1, 2015, by and between Blackstone / GSO Senior Floating Rate Term Fund, a Delaware statutory trust (the “Fund”), and ALPS Fund Services, Inc. (“ALPS”).

WHEREAS, the Fund and ALPS previously entered into a Marketing, Administration, Bookkeeping and Pricing Services Agreement, dated May 25, 2010 (as amended, restated or supplemented from time to time, the “Agreement”);

WHEREAS, the Fund and ALPS wish to amend Section 15 of the Agreement and Appendix B to the Agreement; and

WHEREAS, all capitalized terms used in the Amendment and not defined herein shall have the meaning ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties hereto, intending to be legally bound, agree that the Agreement shall be amended as follows:

1.	The Initial Term of the Agreement as set forth in Section 15(a) shall be extended to end (i) at the earlier of five (5) years after October 1, 2015 or (ii) upon dissolution of the Fund, on or about May 31, 2020.

2.	Appendix B is deleted and replaced in its entirety with the following:

Fees paid to ALPS shall be calculated and accrued daily and payable monthly by the Fund at a rate equal to the greater of (i) 10 basis points annually on Managed Assets of the Fund (as that term is defined in the Investment Advisory Agreement between Fund and Adviser), and (ii) a minimum annual fee of the lesser of $$225,000 or 14 basis points on Managed Assets of the Fund, in each case plus out-of-pocket expenses. Out-of-pocket expenses include, but are not limited to: third-party security pricing and data fees, Bloomberg fees, Gainskeeper fees, SSAE 16 control review reports, travel expenses to Board meetings and on-site supervisory reviews, proxy service fees, fulfillment costs, printing and mailing fees, customized programming/enhancements, calls, webinars, roadshow expenses, and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under this Agreement. ALPS agrees to pay up to $20,000 per year for out-of-pocket expenses associated with public relations support services associated with Marketing services, such as calls, webinars, and other communication services and fees in excess of $20,000 per year will be billed to the Fund as out-of-pocket expenses.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

Other than as amended hereby, all other provisions of the Agreement shall remain unchanged and remain in full force and effect. This Amendment shall be deemed to be an amendment to the Agreement and shall be governed, construed and interpreted in accordance with the laws of the State of New York, and the 1940 Act and the rules thereunder. To the extent that the laws of the State of New York conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Blackstone / GSO Senior Floating Rate Term Fund		ALPS Fund Services, Inc.

By:	/s/ Marisa J. Beeney	By:	/s/ Jeremy O. May

Name:	Marisa J. Beeney	Name:	Jeremy O. May

Title:	Chief Legal Officer, Chief Compliance Officer and Secretary	Title:	President